UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GP STRATEGIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36225V104

(CUSIP Number of Class of Securities)

Kenneth L. Crawford

Senior Vice President & General Counsel

GP Strategies Corporation

70 Corporate Center

11000 Broken Land Parkway, Suite 200

Columbia, Maryland 21044

(443) 367-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kelly Tubman Hardy, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$80,000,000	$10,304

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $80,000,000 in value of shares of common stock of GP Strategies Corporation at a price not greater than $29.00 and not less $26.00 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,304	Filing Party: GP Strategies Corporation
Form or Registration No.: Schedule TO-I	Date Filed: September 2, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 2, 2014, as amended on September 8, 2014 and September 9, 2014 (the “Schedule TO”) by GP Strategies Corporation, a Delaware corporation (“GP Strategies” or the “Company”). The Schedule TO, as amended by this Amendment No. 3, relates to the offer by GP Strategies to purchase, up to $80 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $29.00 and not less than $26.00 per Share in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2014 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the following question and answer in the Summary Term Sheet section of the Offer to Purchase in its entirety as follows:

“When and how will you pay me for the Shares I tender?

Promptly after the Expiration Date, we will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the Shares we purchase. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary no later than four business days after the Expiration Date. The Depositary will act as the paying agent and will transmit to you the payment for all of your Shares accepted for payment. We do not expect to announce the final results of any proration or the Final Purchase Price and have the Depositary, as the paying agent, begin paying for tendered Shares until at least five business days after the Expiration Date. See Section 1 and Section 5.”

Item 4. Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the fifth paragraph in Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase in its entirety as follows:

“We will announce the Final Purchase Price by press release as promptly as practicable after such determination has been made. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary no later than four business days after the Expiration Date. The Depositary will act as the paying agent and will transmit to you the payment for all of your Shares accepted for payment. We do not expect to announce the final results of any proration or the Final Purchase Price and have the Depositary, as the paying agent, begin paying for tendered Shares until at least five business days after the Expiration Date. However, the preliminary results of any proration will be announced by press release promptly after the Expiration Date. We will only purchase Shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. However, because of the odd lot priority, proration and conditional tender provisions of the Offer, we may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, more than $80 million in value of Shares are properly tendered and not properly withdrawn. We will return all Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased because of proration or conditional tenders, to the tendering stockholders at our expense, promptly following the Expiration Date.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the fifteenth paragraph in Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase in its entirety as follows:

“Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares, other than odd lot holders, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders, other than odd lot holders, at or below the Final Purchase Price, subject to conditional tenders. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. After the Expiration Date, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary no later than four business days after the Expiration Date. The Depositary will act as the paying agent and will transmit to you the payment for all of your Shares accepted for payment. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot procedure described above, the conditional tender procedure described in Section 6 and the guaranteed delivery procedure described in Section 3, we expect that we will not be able to announce the final proration factor and have the Depositary, as the paying agent, begin paying for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date.”

Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the fourth paragraph in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase in its entirety as follows:

“We will pay for Shares purchased pursuant to the Offer by depositing, no later than four business days after the Expiration Date, the aggregate purchase price for the Shares with the Depositary, which will act as the paying agent for us and transmit payment to the tendering stockholders. In the event of proration, the Depositary will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased due to proration or conditional tenders, will be returned, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the Shares, to the tendering stockholder promptly after the expiration or termination of the Offer at our expense.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2014

GP STRATEGIES CORPORATION

By:	/s/ Sharon Esposito-Mayer

Name:	Sharon Esposito-Mayer
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated September 2, 2014
(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)
(a)(1)(iii)*	Notice of Guaranteed Delivery
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(i)*	Press Release announcing the commencement of the Offer, dated September 2, 2014
(a)(5)(ii)*	Advertisement announcing the commencement of the Offer
(a)(5)(iii)*	Letter to Participants in the GP Retirement Savings Plan
(a)(5)(iv)*	Employee communication issued on September 2, 2014
(a)(5)(v)*	Notice to Participants in the GP Retirement Savings Plan
(b)(i)	Fourth Amended and Restated Financing and Security Agreement, dated September 2, 2014, by and between GP Strategies Corporation as Borrower and Wells Fargo Bank, National Association, as Lender. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on September 2, 2014.
(d)(1)(i)	GP Strategies Corporation 2011 Stock Incentive Plan. Incorporated herein by reference to Appendix B of GP Strategies Corporation’s Definitive Proxy Statement filed on November 1, 2011.
(d)(1)(ii)	1973 Non-Qualified Stock Option Plan of GP Strategies Corporation, as amended on December 28, 2006. Incorporated by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2006.
(d)(1)(iii)	GP Strategies Corporation 2003 Incentive Stock Plan. Incorporated herein by reference to Exhibit 4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2003.
(d)(1)(iv)	Employment Agreement, dated as of July 1, 1999, between GP Strategies Corporation’s and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 1999.
(d)(1)(v)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(vi)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(vii)	Amendment, dated December 30, 2008, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.
(d)(1)(viii)	Amendment, dated December 30, 2009, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.3 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(ix)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(x)	Employment Agreement, dated as of July 1, 1999, between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.11 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2003.
(d)(1)(xi)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(xii)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(xiii)	Amendment, dated December 30, 2008, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.

Exhibit No.	Description
(d)(1)(xiv)	Amendment, dated December 30, 2009, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.4 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(xv)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xvi)	Form of Employment Agreement between General Physics Corporation and certain of its executive vice presidents. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on October 4, 2007.
(d)(1)(xvii)	Form of Employment Agreement between General Physics Corporation and certain of its senior vice presidents. Incorporated herein by reference to Exhibit 10.4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2007.
(d)(1)(xviii)	Amendment, dated December 30, 2011, to Form of Employment Agreement between General Physics Corporation and certain of its executive officers. Incorporated herein by reference to Exhibit 10.3 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xix)	Form of Non-Qualified Stock Option Agreement between GP Strategies Corporation and certain officers, dated January 21, 2010. Incorporated herein by reference to Exhibit 10.23 to GP Strategies Corporation’s Form 10-K for the year ended December 31, 2009.
(d)(1)(xxii)	Form of Indemnification Agreement. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K dated December 23, 2005.
(g)	Not applicable
(h)	Not applicable

* Previously filed.